Mail Stop 0610					December 19, 2005




Mr. David A. Walker
President
Enable IPC Corporation
25030 Avenue Stanford, Suite 240
Valencia, California 91355

Re: Enable IPC Corporation
      Registration statement on Form SB-2
     Amendment no. 2 filed December 7, 2005
     File no. 333-125504

Dear Mr. Walker:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

"If we do not raise additional capital....," page 5

1.   We note your response to comment 1 and reissue the comment.
Our
comment requested a detailed analysis supporting your belief that your private placement offerings to each of the selling shareholders listed in your registration statement was conducted in accordance with the Securities Act of 1933. We understand that the private placements in question occurred during July-September 2005. We also understand that during this time, you had an outstanding
registration
statement pending with the Commission initially filed June 3,
2005.
Therefore, our concern is that there might have been a general solicitation in connection with the private placement offerings you made to your selling shareholders while you had a pending registration statement. The filing of a registration statement constitutes an offer to the public and thus a general solicitation of investors which precludes reliance on the exemption provided by
Section 4(2). See letter from former director of the Division of Corporation Finance, John J. Huber, to Michael Bradfield, general counsel of the Board of Governors of the Federal Reserve System
(March 23, 2984).    Please advise us whether you have rescission
liability with respect to the securities sold privately to the
selling shareholders you have identified in your Form SB-2.   If
you
believe you may have rescission liability, please add disclosure to your risk factor section specifying the particular risk and the consequences such liability may impose on you. If you do not believe you have any rescission liability, please provide us with a detailed analysis supporting your belief that the offering was conducted in accordance with the Securities Act.

General

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Ibolyla Ignat at (202) 551-3656 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact John L. Krug at (202) 551-3862 or me at (202) 551-3710 with any other questions.

      Sincerely,



      Jeffrey Riedler
      Assistant Director


cc: Cathryn S. Gawne, Esq.
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